The information contained in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Supplement dated April 11, 2007
Subject to Completion
Filed pursuant to Rule 424(b)(5).
A filing fee of $9,210, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with the securities offered from the registration statement
(File Nos. 333-141995 and 333-141955-01 through 04)
by means of this prospectus supplement.

Prospectus Supplement
 (To Prospectus dated April 10, 2007)

$300,000,000

     % Senior Notes Due 2012
Fully and Unconditionally Guaranteed
By Certain of Its Subsidiaries

The senior notes will bear interest at the rate of     % per year. We will pay interest on the senior notes on April    and October    of each year, beginning on October   , 2007. The senior notes will mature on April   , 2012. We may, at our option, redeem all or a portion of the senior notes at a make-whole redemption price described in this prospectus supplement. If we or any of the guarantors must pay additional amounts to compensate holders of the senior notes for U.K. withholding taxes, then we may redeem all, but not less than all, of the senior notes at a redemption price described in this prospectus supplement. The senior notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

The senior notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. Each of our U.S. subsidiaries that currently guarantees our credit facility will fully and unconditionally guarantee the senior notes. The guarantees will be senior unsecured obligations of the guarantors and will rank equally with all of the guarantors’ other senior unsecured obligations. The senior notes will effectively rank junior to all indebtedness of our other subsidiaries that are not guarantors.

We intend to apply to list the notes on the Luxembourg Stock Exchange.

Investing in the senior notes involves risks. See “Risk Factors” beginning on page S-14.

Per Senior
	Note	Total

Public Offering Price(1)	$	$
Underwriting Discount	$	$
Proceeds to AMVESCAP (before expenses)	$	$

(1)	Plus accrued interest from April , 2007, if settlement occurs after that date

Delivery of the senior notes in book-entry form only through The Depository Trust Company, Clearstream and Euroclear will be made on or about April   , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.	UBS Investment Bank
Banc of America Securities LLC
HSBC
JPMorgan
Wachovia Securities

          , 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission (SEC), and incorporated herein by reference, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus supplement and the accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). The senior notes offered hereby (the “Securities”) are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus supplement or the accompanying prospectus or any of their contents.

In any Member State of the European Economic Area (“EEA Member State”) that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any EEA Member State, the “Prospectus Directive”), this prospectus supplement or the accompanying prospectus are only addressed to and are only directed at qualified investors in that EEA Member State within the meaning of the Prospectus Directive.

This prospectus supplement or the accompanying prospectus have been prepared on the basis that all offers of the Securities in any EEA Member State that has implemented the Prospectus Directive (each a “Relevant Member State”), will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce a prospectus for offers of the Securities in such Relevant Member State. Accordingly any person making or intending to make any offer in that Relevant Member State of the Securities which are the subject of the offering contemplated in this prospectus supplement or the accompanying prospectus should only do so in circumstances in which no obligation arises for us or the guarantors or any of the Underwriters to produce a prospectus for such offer pursuant to Article 3 of the Prospectus Directive, in relation to the offer of the Securities. Neither we, the guarantors, nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of the Securities in circumstances in which an obligation arises for us or the Underwriters to publish or supplement a prospectus for such offer.

i

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the senior notes we are offering and certain other matters relating to AMVESCAP PLC. The second part, the accompanying prospectus, provides more general information, some of which does not apply to the senior notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

ii

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, carefully before making an investment decision. When used in this prospectus supplement, the terms “AMVESCAP,” “we,” “our,” and “us” refer to AMVESCAP PLC and its subsidiaries, unless otherwise specified.

AMVESCAP PLC

AMVESCAP provides retail, institutional and high-net-worth clients with a distinctive array of investment management capabilities through a variety of brands across the globe. AMVESCAP’s sole business is asset management. At December 31, 2006, AMVESCAP managed $462.6 billion in assets under management (AUM) around the world under the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands.

The key drivers of success for AMVESCAP are long-term investment performance and client service, delivered across a diverse spectrum of products, distribution channels, geographic areas and market exposures. By achieving success in these areas, we seek to generate positive net flows and increased AUM. We are affected significantly by market movements, which are beyond our control; however, we endeavor to mitigate the impact of market movement by offering broad product diversification. We measure relative investment performance by comparing our products to competing products and industry benchmarks. Generally, distributors, investment advisors and consultants heavily weigh longer-term performance (e.g. three-year and five-year performance) in selecting the products they recommend to their customers, although shorter term performance may be an important consideration. Third-party ratings can also have an influence on client investment decisions. Quality of client service is monitored in a variety of ways, including periodic client satisfaction surveys, analysis of response times and redemption rates, competitive benchmarking of services and obtaining feedback from investment consultants.

Recent Developments

On August 1, 2005, AMVESCAP appointed Martin L. Flanagan as president and chief executive officer. Under Mr. Flanagan’s leadership, the company developed and began to implement a comprehensive operating plan designed to strengthen the business, build renewed momentum and identify the most promising opportunities for future growth. During 2006 we also simplified our management structure to streamline decision-making and sharpen the focus on our clients and our business. Our primary senior management team consists of the chief executive officer and eight senior managing directors, each of whom has responsibility for a core element of our global business.

On September 18, 2006, we acquired PowerShares, a leading provider of exchange-traded funds (ETFs). As of year end 2006, PowerShares managed approximately $8.5 billion in assets and offered investors 69 distinctive ETF products.

On October 3, 2006, we acquired WL Ross & Co., one of the industry’s leading financial restructuring groups, expanding the range of high-quality alternative investment offerings for our clients. Led by Wilbur Ross and his team, WL Ross & Co. assumed responsibility for the direct private equity business of AMVESCAP, with $3.4 billion in combined assets as of year end 2006.

We are continuing to implement our comprehensive operating plan, which is designed to leverage AMVESCAP’s core strengths — our people, our investment expertise, our diversification across asset classes, clients and channels, and our global presence.

During the year, AMVESCAP made significant improvements in investment and operating performance. Net operating margins increased from below 25% to above 30%, relative investment performance levels rose to their highest in five years, year-over-year net flows improved, and the price of AMVESCAP shares rose approximately 35% during 2006.

Industry Trends

Demographic and economic trends around the world are transforming the asset management industry and our business:

•	Population and economic growth are creating a larger basket of investable assets and a growing number of investors who need professional support to reach their financial goals.

•	Global economic prosperity and changes in retirement needs are creating a larger middle class of investors, resulting in the growth of mutual funds around the globe. The greater reliance on self-funded retirement will result in not only a higher level of investable assets, but a greater need to be advised on how to invest effectively for the future. Recent changes to U.S. pension laws could potentially further increase the size of the defined contribution market. AMVESCAP is well-positioned to absorb these retirement assets through our products developed to meet retirement needs, including lifecycle and target maturity funds.

•	We have seen increasing separation of alpha and beta as an investment strategy in the asset management industry. (“Alpha” is defined as excess return attributable to a manager, and “beta” refers to the return of an underlying benchmark.) This trend increases the demand for low cost beta solutions such as passive, index and ETF products, as well as an increasing demand for higher alpha strategies such as alternative products. The acquisitions of PowerShares and WL Ross & Co. reflect our focus on addressing this trend.

•	Explosive growth in China and India, combined with the generational transfer of wealth in the U.S. and Europe, is creating a favorable environment for asset managers globally, although within a more competitive environment. As the second-largest joint venture in China, we are well-positioned to participate in the rapidly growing fund industry.

•	Investors are increasingly seeking to invest outside their domestic markets. They seek firms that operate globally and have expertise in markets around the world. With offices in 19 countries, AMVESCAP has the global presence to benefit from this trend.

Our plans for taking the business forward acknowledge these demographic and economic trends, as well as our competition. Our multi-year strategy is designed to leverage our global presence, our distinctive worldwide investment management capabilities and our talented people to strengthen our business and ensure our long-term success.

Description of Our Business

AMVESCAP is a leading independent global asset manager with offices in 19 countries. As of December 31, 2006, AMVESCAP managed $462.6 billion in assets for retail, institutional and private wealth investors around the world. Our investment products are sold under the brand names AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. AMVESCAP shares are traded publicly on the London, New York and Toronto stock exchanges under the symbol “AVZ.” As of December 31, 2006, AMVESCAP had a market capitalization of approximately $10.0 billion.

Our aspiration is to take advantage of our world of opportunity to become a premier global investment management organization. Supported by a global operating platform, AMVESCAP delivers a broad array of investment products and services to retail, institutional and high-net-worth investors on a domestic, international and global basis. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia-Pacific, with clients in more than 100 countries.

We are committed to delivering the combined power of our distinctive worldwide investment management capabilities globally. We believe that our discipline-specific teams provide us with a competitive advantage. In addition, we offer multiple investment objectives within the various asset classes and products that we manage. Our asset classes include equity, balanced, fixed income, stable value, money market and alternatives. Approximately 47.0% of our AUM as of December 31, 2006 was invested in equities, with the balance invested in fixed income and other securities.

The following table sets forth the investment objectives by which we manage, sorted by asset class:

Objectives by Asset Class

Money Market	Fixed Income	Balanced	Equity	Alternatives

Prime Government/Treasury Tax-Free Cash Plus	Convertibles
Core/Core Plus
Emerging Markets
Enhanced Cash
Government Bonds
High-Yield Bonds
High-Yield Loans
Index
Intermediate
International/Global
Money Markets
Municipal Bonds
Short Bonds
Stable Value	Core Global Asset Allocation	Small Cap Core
Small Cap Growth
Small Cap Value
Medium Cap Core
Medium Cap Growth
Medium Cap Value
Large Cap Core
Large Cap Growth
Large Cap Value
Enhanced Index
Sector Funds International
Global
Regional/Single Country	Financial Structures
Absolute Return
U.S. REITS
Global REITS
U.S. Direct Real Estate
European Direct Real Estate
Private Capital Direct Investments
Private Capital Fund of Funds
Multiple Asset Strategies
Asset Allocation

The following table sets forth the categories of products sold through our three principal distribution channels:

Investment Vehicles by Distribution Channel

Retail	Institutional	Management

Mutual Funds	Institutional Separate Accounts	Separate Accounts
ICVCs*	Collective Trust Funds	Managed Accounts
Investment Trusts	Managed Accounts	Exchange-Traded Funds
Individual Savings Accounts	Exchange-Traded Funds
Exchange-Traded Funds

*	Investment companies with variable capital

The following tables present a breakdown of AUM by client domicile, distribution channel and asset class as of December 31, 2006:

AUM Diversification ($ billions)

Prior to 2006 AMVESCAP operated as a collection of diverse business units. During 2006 AMVESCAP began to better leverage the individual strengths of these business units by working more effectively as a unified global organization. We realigned management of our various global support functions (Legal, Compliance, Finance, Human Resources, Operations and Technology) under single senior executives. In addition, our institutional business is now under unified global management. Since we now take a unified approach to our business, we are presenting our financial statements and other disclosures under the single operating segment “asset management,” and will no longer segregate our presentation along the historical business division lines.

The company is focusing on four key strategic drivers that we believe will contribute to our long-term success:

•	Achieve strong investment performance over the long term by having clearly articulated investment disciplines and providing truly enduring solutions to our clients;

•	Deliver the combined power of our distinctive investment management capabilities anywhere in the world to meet our clients’ needs;

•	Unlock the power of our global operating platform by simplifying our processes and procedures and integrating the support structures of our business globally; and

•	Continuing to build a high-performance organization by fostering greater transparency, accountability and execution at all levels.

Distribution Channels

Retail

AMVESCAP is a significant provider of retail investment solutions to clients through our distribution channels: AIM in the U.S., AIM Trimark in Canada, Invesco Perpetual in the U.K., INVESCO in Europe and Asia, and PowerShares (for our ETF products). Collectively the retail product management teams manage $234.0 billion as of December 31, 2006. We offer retail products within all of the major asset classes (equity, fixed income, balanced, money market and alternatives) in the form of mutual funds, separately managed accounts, variable annuities, collective trusts and ETFs. Our retail products are primarily distributed through third-party financial intermediaries, including traditional broker-dealers, fund “supermarkets,” retirement platforms, financial advisors, insurance companies and trust companies.

The U.S., Canadian and U.K. retail businesses rank among the largest, by AUM, in their respective regions: as of year end 2006, AIM was the 14th largest non-proprietary mutual fund complex in the U.S., AIM Trimark was the fourth largest fund manager in Canada and Invesco Perpetual was the second largest fund provider in the U.K. In addition, our joint venture in China, Great Wall, was the second largest Sino-foreign manager in China, with AUM of approximately $4.0 billion. Our recent acquisition of PowerShares adds a leading set of ETF products (with $8.5 billion in assets and 69 funds as of December 31, 2006) to the extensive choices available to our retail investors. We now provide our retail clients with one of the industry’s most robust and comprehensive product lines.

AMVESCAP’s North American retail distribution channel offers mutual funds invested in the U.S., Canada and international markets, including funds that target particular market sectors. We offer equity, balanced, fixed income, real estate and money market funds.

Through our AIM and AIM Trimark brands, we also provide investment management services to mutual funds managed by companies unaffiliated with us. In addition to our sales of fund products through financial intermediaries, third-party pension plans and insurance companies use our funds as investment options under their own separate accounts. Similarly, we sub-advise funds sponsored by third parties, typically for use as investment options under insurance company separate accounts. AIM has also developed a managed account business, which tailors individual, privately managed portfolios to clients’ investment needs. AIM also provides retirement products and state-sponsored college savings plans.

Through our Invesco Perpetual brand, we are one of the largest independent investment managers in the U.K., currently managing assets on behalf of consumers, intermediaries and professional investors through a broad product range that includes ICVCs, investment trusts, PEPs, ISAs, pension products, offshore funds and other specialist mandates. Invesco Perpetual actively manages products that include U.K., European, U.S., Asian, emerging market and other international equities, as well as fixed interest funds.

In Europe and Asia we market our products under the INVESCO brand, which includes locally managed investment products as well as a diversified offshore fund range.

Institutional

AMVESCAP provides investment solutions to institutional investors globally, with a major presence in the U.S., Canada, U.K., Continental Europe and Asia-Pacific regions under the INVESCO and AIM brands ($211.8 billion in AUM as of December 31, 2006). We offer a broad suite of domestic and global products, including traditional equities, structured equities, fixed income, real estate, private equity (recently expanded through our acquisition of WL Ross & Co.), financial structures, and absolute return strategies. Global and regional sales forces distribute our products and provide services to clients and intermediaries around the world. Our investment teams are organized by investment specialty and operate with key hubs in New York, Atlanta, Dallas, Louisville, Houston, London, Frankfurt, Hong Kong, Tokyo and Melbourne.

We have a diversified client base that includes major public entities, corporate, union, non-profit, endowments and foundations, as well as investment consultants and financial institutions. Customers of AIM’s institutional money market funds included 17 of the 20 largest U.S. banks, 8 of the Fortune 50 U.S. corporations, and 6 of the top 20 Fortune Global Corporations as of December 31, 2006.

We believe that having our investment professionals working in and investing from many of the world’s financial markets is one of our core strengths. AMVESCAP both coordinates the construction of global portfolios and markets our global investment management services.

Private Wealth Management

Under the Atlantic Trust brand, AMVESCAP provides high-net-worth individuals and their families with a broad range of personalized and sophisticated wealth management services, including financial counseling, estate planning, asset allocation, investment management (including sale of third party-managed investment products), private equity, trust, custody and family office services. We also provide asset management services to foundations and endowments in the U.S. Atlantic Trust obtains new clients primarily through referrals from existing clients and recommendations from a network of attorneys and accountants. Atlantic Trust has offices in 16 U.S. cities and manages $16.8 billion as of December 31, 2006 for a diverse set of clients.

How to Contact Us

AMVESCAP PLC is the holding company of an investment management group. We were incorporated in 1935 under the laws of England and Wales. Our registered office is located at 30 Finsbury Square, London EC2A 1AG, England, and our telephone number at that address is +44-(0)207-638-0731. Our principal executive offices are at 1360 Peachtree Street, N.E., Atlanta, Georgia 30309. Our telephone number at that address is +1-404-479-1095. We are a public limited company under the U.K. Companies Act, domiciled in the U.K., and our shares, American Depositary Shares and Exchangeable Shares are listed on the London Stock Exchange, the New York Stock Exchange and the Toronto Stock Exchange, respectively, under the symbol “AVZ.” We maintain a Web site at www.amvescap.com. Information on our Web site is not, and shall not be deemed to be, a part of or to be incorporated into this prospectus supplement or the accompanying prospectus.

SUMMARY OF THE OFFERING

The following summary of the terms of the notes is not a complete description. See “Description of the Notes” for further information regarding the terms of the notes.

Issuer	AMVESCAP PLC

Notes offered	$300 million aggregate principal amount of % senior notes due 2012.

Further issuances	The amount of notes we can issue under the indenture for the notes is unlimited. We will issue the notes in an initial aggregate principal amount of $300 million. However, we may issue additional notes under the indenture without your consent and without notifying you.

Maturity	April , 2012.

Interest	Interest will accrue from the issue date of the notes at a rate equal to % per year. We will pay interest on the notes on April and October of each year, beginning on October , 2007.

Guarantees	Each of our U.S. subsidiaries that guarantees our credit facilities will fully and unconditionally guarantee the notes. If, after completion of this offering, additional subsidiaries guarantee our credit facilities, such subsidiaries will also be required to guarantee the notes. See “Description of the Notes—Guarantees.”

Listing	We intend to apply to list the notes on the Luxembourg Stock Exchange.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The guarantees will rank equally with all of the guarantors’ other existing and future senior unsecured indebtedness. We and the guarantors had a total of approximately $1.3 billion of senior unsecured indebtedness outstanding at December 31, 2006. The notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries which are not guarantors. There were no material amounts of such indebtedness outstanding as of December 31, 2006. See “Description of the Notes—Ranking.”

Additional Amounts	Subject to certain exceptions described herein, in the event that we are required to withhold or deduct any amount for or on account of U.K. taxes from any payment made on the senior notes, we will pay additional amounts to the holders of the senior notes that will result in receipt by the holders of the senior notes of such amounts as they would have received had no such withholding or deduction been required.

Optional redemption	We may redeem all or a portion of the senior notes of each series from time to time at a price equal to the greater of:

• 100% of the principal amount thereof; or

• the sum of the present value of the principal amount and interest on the notes being redeemed plus a make-whole premium.

Redemption for tax reasons	If we or any of the guarantors must pay additional amounts to compensate holders of the notes for U.K. withholding taxes, then we may redeem all, but not less than all, of the notes at a price equal to 100% of their principal amount plus accrued and unpaid interest and any additional amounts to the redemption date. See “Description of Notes—Redemption for Tax Reasons.”

Merger covenant	The indenture governing the notes will contain a covenant that will limit our and the guarantors’ ability to consolidate, merge or dispose of all or substantially all of our or their assets.

Use of proceeds	We intend to use the net proceeds from this offering to repay amounts outstanding under our credit facility and for general corporate purposes. In January 2007, we used our credit facility to fund the maturity of $300 million of our 5.9% notes. See the information under the caption “Use of Proceeds.”

Form and denomination	The senior notes will be offered in book-entry form through the facilities of DTC in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Investors may elect to hold interests in the senior notes through Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in these systems, or indirectly through organizations which are participants in these systems.

Luxembourg listing agent	Banque Générale du Luxembourg S.A.

Governing law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

Summary Selected Consolidated Financial Information

The following tables present selected consolidated financial information of AMVESCAP for each of the three fiscal years in the period ended December 31, 2006. The financial statement information as of and for each of the years in the three-year period ended December 31, 2006 has been derived from our audited Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Union and the U.K. Companies Act 1985, as amended, or the Companies Act, which differ in certain respects from U.S. generally accepted accounting principles, or U.S. GAAP. Previously, the company followed generally accepted accounting practice in the United Kingdom, or U.K. GAAP. The principal differences between IFRS and U.S. GAAP, as applied to us, relate to acquisition accounting, including the capitalization and historical amortization of goodwill, timing of recording of redundancy and reorganization accruals, acquisition earn-out provisions, pension costs and obligations and certain related tax differences. You should read the summary selected consolidated financial information together with the Consolidated Financial Statements and related notes and “Financial Overview” in our annual report on Form 20-F for the year ended December 31, 2006, incorporated by reference into this prospectus supplement and the accompanying prospectus.

The presentation currency of the company changed from pounds sterling to U.S. dollars effective December 8, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 31 to the Consolidated Financial Statements in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. We publish our Consolidated Financial Statements in U.S. dollars. References to “U.S. dollars,” “$” or “cents” are to United States currency and references to “pounds sterling,” “£,” “pence” or “p” are to United Kingdom currency. A discussion of the effects of currency translations and fluctuations on our results is contained in the “Financial Overview” in our annual report on Form 20-F for the year ended December 31, 2006.

The financial information concerning us contained in this prospectus supplement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act. Statutory accounts of our company in respect of the financial years ended December 31, 2005 and 2004 have been delivered to the Registrar of Companies of England and Wales. Statutory accounts of our company in respect of the financial year ended December 31, 2006 will be delivered to the Registrar of Companies after the company’s May 23, 2007 Annual General Meeting of shareholders. In respect of each of those statutory accounts, our auditors have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act.

Amounts in accordance with IFRS:

$ millions, except per share data
Year Ended December 31(1)	2006	2005	2004

Profit and loss data:
Total Revenues	3,241.4	2,879.2	2,757.5
Third-party distribution, service and advisory fees	(826.8)	(706.0)	(633.0)

Net Revenues	2,414.6	2,173.2	2,124.5
Operating profit	785.4	424.6	87.3
Profit before taxation	754.6	360.1	39.0
Profit/(loss) after taxation	490.8	213.4	(35.7)
Earnings per share
- basic	0.62	0.27	(0.05)
- diluted	0.60	0.26	(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004) basic and diluted(2)
- basic	0.62	0.34	0.35
- diluted	0.60	0.34	0.35
Balance sheet data:
Net current assets	(85.6)	149.7	13.6
Goodwill	5,006.6	4,213.6	4,317.4
Total assets	9,292.0	7,584.4	7,419.6
Current maturities of debt	300.0	10.0	79.5
Long-term debt – recourse	972.7	1,212.2	1,302.2
Capital and reserves	4,275.1	3,616.3	3,542.9
Other data:
Cash provided by operations	506.7	430.1	205.4
Total dividends	143.6	134.1	135.7
Dividends per share(3)	0.181	0.173	0.139

(1) Includes financial data attributable to acquired businesses from the respective dates of purchase and gives effect to businesses disposed of from the respective dates of disposition.

(2) We believe profit after taxation before the restructuring charge (2005) and the U.S. regulatory settlement (2004) is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of our year-by-year performance. This measure should be evaluated in the context of our IFRS results. See Note 3 to our Consolidated Financial Statements in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement for a discussion of the restructuring charge and the U.S. regulatory settlement charge that have been eliminated from our operating profit for the years ended December 31, 2005 and 2004. Reconciliations of earnings per share to earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are presented on page S-13.

(3) Prior to the interim dividend declaration for 2006, cash dividends were declared in sterling. Prior periods presented in these tables reflect translations from sterling to U.S. dollars using the foreign exchange rates outlined in Note 31 to the Consolidated Financial Statements in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement.

RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES

The company prepares its consolidated financial statements in accordance with IFRS, which differ in certain material respects from U.S. GAAP.

The following is a summary of material adjustments to profit and shareholders’ funds, which would be required if U.S. GAAP had been applied instead of IFRS.

$ millions, except per share data	2006	2005	2004

Profit/(loss) after minority interests (IFRS)	$490.1	$212.2	$(36.2)
Redundancy and reorganizations(1)	(14.9)	7.5	(69.4)
Taxation(2)	8.9	(3.2)	25.9
Share-based payment(3)	-	12.0	1.5
Retirement benefit plans(4)	(7.1)	-	-
Other(5)	(2.5)	(5.0)	(7.7)

Net income (U.S. GAAP)	$474.5	$223.5	$(85.9)

Earnings per share (U.S. GAAP)*:
- basic	$0.60	$0.28	$(0.11)
- diluted	$0.58	$0.28	$(0.11)

Shareholders’ funds, equity interests(IFRS)	$4,275.1	$3,616.3	$3,542.9
Non-current assets:
Goodwill(6)	1,480.8	1,891.7	1,948.5
Deferred taxation(2)	(68.2)	(9.1)	9.3
Non-current liabilities:
Provisions - Retirement benefit plans(4)	28.7	-	-
Provisions - acquisition(6)	305.8	-	-
Investments - other(5)	-	-	5.5
Current liabilities:
Accruals and other - redundancy and reorganizations(1)	1.2	16.1	8.5
Provisions - acquisition and other(6)	150.5	2.4	7.5

Shareholders’ equity (U.S. GAAP)	$6,173.9	$5,517.4	$5,522.2

*	Earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are non-GAAP measures that are not permissible under U.S. GAAP and accordingly are not presented in the table above.

Note 1: Redundancy and Reorganizations

Certain amounts provided relating to redundancy and reorganization initiatives under IFRS must be expensed over the period of the related initiative under U.S. GAAP.

Note 2: Taxation

Tax expense under U.S. GAAP has been adjusted to reflect the redundancy and reorganization differences (Note 1) and in 2006 the additional retirement benefit plan cost (Note 4). Additionally, in 2005 and 2004, adjustments were made to account for the difference between IFRS 2 and APB 25 (Note 3). No adjustment was required in 2006 due to the adoption of FAS 123(R).

Deferred tax assets have been reduced to reflect the remaining redundancy and reorganization differences (Note 1) and for 2006 the cumulative decrease in the retirement benefit plan cost (Note 4).

The IFRS deferred tax asset for share-based payments has been adjusted to eliminate the amount recorded to equity for the difference between the share price at each measurement date and the fair value award price used to calculate the financial statement expense.

The IFRS deferred tax liability for tax intangible amortization has been increased to reflect the higher book intangible basis under U.S. GAAP for the two-year period 2002 and 2003 (Note 6).

Note 3: Share-Based Payment

Equity-settled share-based awards are measured at fair value and are amortized under IFRS and under U.S. GAAP pursuant to the company’s adoption of FAS 123(R) on January 1, 2006. Prior to January 1, 2006, this expense was removed from the U.S. GAAP income statement under APB 25.

Note 4: Retirement benefit plans

Under IFRS, amounts recognized as a net liability for defined benefit pension and post-retirement medical obligations include the actuarially-determined defined benefit obligation, less the fair value of plan assets, less the unrecognized net actuarial losses, plus the credit to prior service costs recognized during the year (see Note 26 to our Consolidated Financial Statements in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement). Under U.S. GAAP, pursuant to the company’s adoption of FAS 158 in 2006, amounts recognized as a net liability on the balance sheet include only the actuarially-determined defined benefit obligation less the fair value of plan assets (the funded status of the plans). Under U.S. GAAP, the unrecognized net actuarial losses and the credit to prior service costs are recorded directly to other comprehensive income. Additionally, upon transition to IFRS at January 1, 2004, the company’s cumulative unrecognized net actuarial losses were reset to zero and accordingly are building up again only from the IFRS transition date. The impact of the company’s prior service cost credit, combined with the lower cumulative unrecognized net actuarial loss amounts under IFRS, result in a greater IFRS balance sheet provision for defined benefit pension and post retirement medical plans than under U.S. GAAP. Since the cumulative unrecognized net actuarial losses for the company are greater under U.S. GAAP than under IFRS, this results in greater amortization costs than under U.S. GAAP.

Note 5: Other

Other adjustments include accounting differences relating to staff retention provisions.

Note 6: Goodwill

The company transitioned from U.K. GAAP to IFRS at January 1, 2004. Prior to this date, the U.K. GAAP treatment of goodwill arising on acquisitions prior to 1998 was to eliminate it directly against reserves. These amounts remain in reserves under IFRS. Goodwill arising in 1998 and after was capitalized and amortized through the transition date to IFRS.

Under U.S. GAAP, the amortization of goodwill and indefinite-lived intangible assets ceased at January 1, 2002, and the balances are carried forward at cost less provision for impairment in value. There is therefore a two-year period (2002 and 2003) under which the goodwill balances were amortized, while the U.S. GAAP balances were not. Definite-lived intangible assets are amortized over their estimated useful lives. Contingent consideration payable related to acquisitions is not recorded under U.S. GAAP until the applicable conditions have been satisfied.

Reconciliation Between Earnings per Share Before the Restructuring Charge (2005) and the U.S. Regulatory Settlement (2004) and Earnings per Share:

$ millions, except per share data
Year Ended December 31,(1)	2005(2)	2004

Basic earnings per share	$0.27	$(0.05)
Diluted earnings per share	$0.26	$(0.05)
Profit/(Loss) after taxation	$213.4	$(35.7)
Minority interests	(1.2)	(0.5)
Restructuring charge(2)	75.7	-
U.S. regulatory settlement(2)	-	413.2
Restructuring charge (2005) and U.S. regulatory settlement (2004)(2) – tax benefit	(17.4)	(95.0)

Profit after taxation before the restructuring charge (2005) and U.S. regulatory settlement (2004)(2)	$270.5	$282.0

Weighted average number of shares Basic	794.0	802.2
Diluted	805.1	806.7
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004)(2):
- basic	$0.34	$0.35
- diluted	$0.34	$0.35

Footnotes related to this table are located on page S-10.

Reconciliation Between Operating Profit Before the Restructuring Charge (2005) and the U.S. Regulatory Settlement (2004) and Operating Profit:

$ millions
Year Ended December 31,(1)	2005	2004

Operating profit	$424.6	$87.3
Restructuring charge(2)	75.7	-
U.S. regulatory settlement(2)	-	413.2

Operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004)	$500.3	$500.5

Footnotes related to this table are located on page S-10.

Management excludes from its evaluation of the business the effects of any one-time, non-recurring items that are unusual due to their size or incidence so that the underlying results and performance of the company can be compared against both budgeted/forecasted results and historical results. The company had no such unusual, non-recurring items in 2006; however, the 2005 restructuring charge and the 2004 U.S. regulatory settlement charge are examples of such items that were accordingly excluded from the calculation of total operating expenses and operating profit. Including these costs within the company’s total operating expenses or operating profit would inflate the company’s expense base thereby impairing the company’s ability to forecast future cost levels. Excluding these items allows management to analyze these measures, including all relevant recurring items, using equivalent operating metrics from year to year. The significant limitation associated with excluding such items from these measures is that it results in measures that differ from total operating expenses and operating profit, respectively, as presented in the financial statements for those years. The company compensates for this limitation by preparing reconciliations to the more established measures and also detailed cash flow statements inclusive of items related to the restructuring and the U.S. regulatory settlement.

Management uses total operating expenses and operating profit exclusive of one-time, non-recurring items as performance and cash flow metrics for internal monitoring and planning purposes, including the preparation of annual operating budget and monthly operating reviews, as well as to facilitate analysis of future investment decisions. In addition, these metrics are important to allow management to evaluate profitability and make performance trend comparisons between the company and its competitors. Further, the company believes these metrics are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.

RISK FACTORS

Before purchasing the senior notes, you should consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Any of the following risks could harm our business and financial results and cause the value of the senior notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may harm our business and financial results.

Our revenues would be adversely affected by any reduction in assets under our management as a result of either a decline in market value of such assets or continued net outflows, which would reduce the investment management fees we earn.

We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fees paid to us are typically based on the market value from time to time of assets under management. Assets under management may decline for various reasons. For any period in which revenues decline, our profits and profit margins may decline by a greater proportion because certain expenses remain relatively fixed. Factors that could decrease assets under management (and therefore revenues) include the following:

Declines in the Market Value of the Assets in the Funds and Accounts Managed. These could be caused by price declines in the securities markets generally or by price declines in the market segments in which those assets are concentrated. Approximately 47.4% of our total assets under management were invested in equity securities and approximately 52.6% were invested in fixed income and other securities at December 31, 2006. The effect of market price declines will be compounded if the funds and accounts managed underperform the applicable market or segment.

Redemptions and Other Withdrawals from, or Shifting Among, the Funds and Accounts Managed. These could be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities) reducing their investments in funds and accounts in general or in the market segments on which AMVESCAP focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by AMVESCAP; and portfolio risk characteristics, which could cause investors to move assets to other investment managers. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreases in our revenues. Failure of our funds and accounts to perform well could, therefore, have a material adverse effect on us. During 2006, we experienced net outflows of approximately $1.4 billion. Furthermore, the fees we earn vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if clients shift their investments to these lower fee accounts.

Our investment advisory agreements are subject to termination or non-renewal, and our fund and other investors may withdraw their assets at any time.

Substantially all of our revenues are derived from investment advisory agreements with mutual funds and other separate and private accounts. Investment management contracts are generally terminable upon 30 or fewer days’ notice. With respect to agreements with U.S. mutual funds, these investment advisory agreements may be terminated with notice, or terminated in the event of an “assignment” (as defined in the Investment Company Act of 1940, as amended), and must be renewed annually by the disinterested members of each fund’s board of directors or trustees, as required by law. In addition, the board of trustees or directors of certain other funds accounts of AMVESCAP or our subsidiaries generally may terminate these investment advisory agreements upon written notice for any reason. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts, redeem their shares in our funds, or shift their funds to other types of accounts with different rate structures. Any termination of or failure to renew a significant number of these agreements, or any other loss of a significant number of our clients or assets under management, would adversely affect our revenues and profitability.

We may experience difficulties, delays or unexpected costs in achieving the anticipated benefits of our multi-year strategic initiative to move to an integrated global operating platform.

In late 2005 we embarked upon a multi-year program designed to strategically realign our resources as an integrated global investment manager. This initiative, which is a key component of our global business strategy, will include increasing efficiency through a disciplined approach to employee staffing and compensation, discretionary spending and facilities management, transitioning to a functionalized enterprise support model (whereby our finance, human resources and legal and compliance functions are managed on a global departmental basis), and moving to a low cost operational processing and information technology structure. We are also taking steps to realign our management structures in order to focus on the core elements of our global business. We may encounter difficulties, delays or unexpected costs in connection with these initiatives, which could result in our not realizing the anticipated benefits or in our incurring additional unbudgeted costs or experiencing lost opportunities. Further, we cannot predict whether we will realize expected benefits and improved operating performance as a result of any strategic realignment or streamlining of operations. We also cannot predict whether any such measures will adversely affect our ability to retain key employees, which in turn could adversely affect our operating results. In addition, we are subject to the risk of business disruption in connection with our initiatives, which could have a material adverse effect on our business, financial condition and operating results.

We operate in an industry that is highly regulated in the U.S. and numerous foreign countries, and any adverse changes in the regulations governing our business could decrease our revenues and profitability.

As with all investment management companies, our activities are highly regulated in almost all countries in which we conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, the imposition of fines and censures on us or our employees and the imposition of additional capital requirements. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us.

Our subsidiaries are subject to regulatory capital requirements in most jurisdictions where we operate. There have been recent changes to regulatory capital requirements applying to investment firms operating within the EEA. After consultation with the UK Financial Services Authority (FSA), it has been determined that, for the purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current European Union Directives. A sub-group, however, including all of our EU subsidiaries, is subject to these consolidated capital requirements, and capital is maintained within this sub-group to satisfy these regulations. Complying with our regulatory commitments may result in an increase in the capital requirements applicable to the European sub-group. As a result of corporate restructuring and the regulatory undertakings that we have given, certain of these EU subsidiaries may be required to limit their distributions. We cannot assure you that further corporate restructuring will not be required to comply with applicable legislation.

Regulatory and legislative actions and reforms may significantly increase our costs of doing business and/or negatively affect our revenues.

To the extent that existing regulations are amended or future regulations are adopted that reduce the sale, or increase the redemptions, of our products and services, or that negatively affect the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

Various ongoing civil litigation and governmental enforcement actions and investigations could adversely affect our assets under management and future financial results, and increase our costs of doing business.

AMVESCAP and certain related entities are subject to various legal proceedings arising from normal business operations and/or matters that have been the subject of previous regulatory actions. We have been named in civil lawsuits relating to a variety of issues, including but not limited to the previously-settled market timing investigations. AMVESCAP cannot predict the outcome of any of these actions with certainty but is vigorously defending them. Although there can be no assurances, at this time management believes, based on information currently available, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the consolidated financial condition of the company. Nonetheless, the lawsuits and investigations described in Note 28 to the Consolidated Financial Statements may adversely affect investor and/or client confidence, which could result in a decline in our assets under management. Any such decline in assets under management would have an adverse effect on future financial results and our ability to grow the business.

Additional lawsuits or regulatory enforcement actions may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which we operate. Any such future lawsuits or regulatory enforcement actions could result in a decline in assets under management, increase costs and negatively affect our profitability and future financial results.

Our investment management professionals and other key employees are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.

Retaining highly skilled technical and management personnel is important to our ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the level of the markets has continued to rise and the investment management industry has experienced growth. The market for investment managers is also increasingly characterized by the movement of investment managers among different firms. The departure of a manager could cause the loss of client accounts, which could have a material adverse effect on the results of operations and financial condition of AMVESCAP. Our policy has been to provide our investment management professionals with compensation and benefits that we believe are competitive with other leading investment management firms. However, we may not be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse effect on our revenues and profitability.

Competitive pressures may force us to reduce the fees we charge to clients, increase commissions paid to our financial intermediaries or provide more support to those intermediaries, all of which could reduce our profitability.

The investment management business is highly competitive, and we compete based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries. We continue to face market pressures regarding fee levels in certain products.

We compete in every market in which we operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of our competitors. These strengthened competitors seek to expand their market share in many of the products and services we offer. If these competitors are successful, our profitability would be adversely affected. In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, have also resulted in increased competition.

Our substantial indebtedness could adversely affect our financial position.

We have a significant amount of indebtedness. As of December 31, 2006, we had outstanding total long-term debt of $1,272.2 million, net debt of $486.5 million and shareholders’ funds of $4,275.1 million. The significant amount of indebtedness we carry could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above factors could materially adversely affect our financial position.

Our credit facility imposes restrictions on our ability to conduct business and, if amounts borrowed under it were to be accelerated, we might not have sufficient assets to repay such amounts in full.

In 2005 we entered into a new five-year revolving credit facility. Our 2005 credit facility requires us to maintain specified financial ratios, including maximum debt-to-earnings and minimum interest coverage ratios. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt and restrict our ability to transfer assets, merge, make loans and other investments and create liens. The breach of any covenant would result in a default under the credit facility. In the event of any such default, lenders that are party to the credit facility could refuse to make further extensions of credit to us and require all amounts borrowed under the credit facility, together with accrued interest and other fees, to be immediately due and payable. If any indebtedness under the credit facility were to be accelerated, we might not have sufficient liquid assets to repay such indebtedness in full.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

We sell a portion of our investment products through a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. Increasing competition for these distribution channels could cause our distribution costs to rise, which would lower our net revenues. Additionally, certain of the intermediaries upon whom we rely to distribute our investment products also sell their own competing proprietary funds and investment products, which could limit the distribution of our products. In addition, some investors rely on third-party financial planners, registered investment advisers, and other consultants or financial professionals to advise them on the choice of investment adviser and investment portfolio. These professionals and consultants could favor a competing investment portfolio as better meeting their particular client’s needs. We cannot assure you that our investment products will be among their recommended choices in the future. Further, their recommendations could change over time and we could lose their recommendation and the related client assets under management. Additionally, if one of our major distributors were to cease operations, it could have a significant adverse effect on our revenues and earnings. Moreover, any failure to maintain strong business relationships with these distribution sources would impair our ability to sell our products, which could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We could be subject to losses if we fail to properly safeguard confidential and sensitive information.

We maintain and transmit confidential information about our clients as well as proprietary information relating to our business operations as part of our regular operations. Our systems could be attacked by unauthorized users or corrupted by computer viruses or other malicious software code, or authorized persons could inadvertently or intentionally release confidential or proprietary information.

Such disclosure could, among other things:

•	Damage our reputation

•	Allow competitors to access our proprietary business information

•	Result in liability for failure to safeguard our clients’ data

•	Result in the termination of contracts by our existing customers

•	Subject us to regulatory action, or

•	Require material capital and operating expenditures to investigate and remediate the breach.

Our business is vulnerable to failures in support systems and customer service functions that could lead to loss of customers, breaches and errors, or claims against us or our subsidiaries.

The ability to consistently and reliably obtain securities pricing information, process client portfolio and fund shareholder transactions and provide reports and other customer service to the shareholders of funds and investors in other accounts managed by us is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing such transactions or such reports, other breaches and errors, and any inadequacies in other customer service, could result in reimbursement obligations or other liabilities, or alienate customers and potentially give rise to claims against us. Our customer service capability, as well as our ability to obtain prompt and accurate securities pricing information and to process transactions and reports, is highly dependent on communications and information systems and on third-party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in operations. Other similar problems could occur from time to time due to human error.

Since many of our subsidiary operations are located outside of the United States and have functional currencies other than the U.S. dollar, changes in the exchange rates to the U.S. dollar may affect our reported financial results from one period to the next.

The majority of our net assets, revenues and expenses, as well as our assets under management, are presently derived from the United States. However, we have a large number of subsidiaries outside of the United States whose functional currencies are not the U.S. dollar. As a result, fluctuations in the exchange rates to the U.S. dollar may affect our reported financial results from one period to the next. We do not actively manage our exposure to such effects. Consequently, changes in exchange rates to the U.S. dollar could have a material negative impact on our reported financial results.

The carrying value of goodwill on our balance sheet could become impaired, which would adversely affect our results of operations.

We have goodwill on our balance sheet that is subject to an annual impairment review. Goodwill totaled $5,006.6 million at December 31, 2006. We may not realize the value of such goodwill. We perform impairment reviews of the book values of goodwill on an annual basis. A variety of factors could cause such book values to become impaired. Should valuations be deemed to be impaired, a writedown of the related asset would occur, adversely affecting our results of operations for the period.

Risks Related to the Offering

We depend on subsidiaries to service our debt.

Our cash flow and our ability to service our debt, including the senior notes, is dependent upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. Except for the guarantors, the subsidiaries have no obligation to pay any amounts due under the notes or to provide us with funds for our payment obligations. Payment to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and other business considerations. The senior notes will effectively rank junior to all indebtedness of our subsidiaries which are not guarantors.

There is no public market for the senior notes.

We can give no assurances concerning the liquidity of any market that may develop for the senior notes offered hereby, the ability of any investor to sell the senior notes, or the price at which investors would be able to sell them. If a market for the senior notes does not develop, investors may be unable to resell the senior notes for an extended period of time, if at all. If a market for the senior notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the senior notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the senior notes as collateral for loans.

United States federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors. As a result, the guarantees from our subsidiaries may not be enforceable.

Under the U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair value of all of its assets;

•	the present fair value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, including limitations contained in the guarantees, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

We believe it is important to communicate our future expectations to our shareholders and to the public. This prospectus supplement, the documents incorporated by reference herein, other public filings and oral and written statements by us and our management, may include statements that constitute “forward-looking statements” within the meaning of United States securities laws. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and our ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this prospectus supplement, the documents incorporated by reference herein or such other documents or statements, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” and future or conditional verbs such as “will,” “may,” “could,” “should,” and “would,” and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements.

The following important factors, and other factors described elsewhere or incorporated by reference in this prospectus supplement or in our filings with the SEC, among others, could cause our results to differ materially from any results that we may describe in any such forward- looking statements: (1) variations in demand for our investment products or services, including termination or non-renewal of our investment advisory agreements (2) significant changes in net cash flows into or out of the accounts we manage or declines in market value of the assets in, or redemptions or other withdrawals from, those accounts; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed; (7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation, including private civil litigation related to market timing, mutual fund fees and mutual fund sales practices, and any similar potential regulatory or other proceedings; (9) exchange rate fluctuations, especially as against the U.S. dollar; (10) the effect of economic conditions and interest rates in the U.K., U.S. or globally; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel, including investment management professionals; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; (17) changes in regulatory capital requirements; (18) our substantial debt and the limitations imposed by our credit facility; (19) the effect of failures or delays in support systems or customer service functions, and other interruptions of our operations; (20) the occurrence of breaches and errors in the conduct of our business, including any failure to properly safeguard confidential and sensitive information; and (21) the execution risk inherent in our current company-wide transformational initiatives. Other factors and assumptions not identified above were also involved in the derivation of these forward looking statements, and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected.

You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to release publicly any revisions to forward looking statements, to report events or to report the occurrence of unanticipated events. For all forward-looking statements, we claim the “safe harbor” provided by Section 27A of the U.S. Securities Act and Section 21E of the Securities Exchange Act of 1934.

USE OF PROCEEDS

We intend to use the net proceeds from this offering to repay amounts outstanding under our revolving credit facility and for general corporate purposes. In January 2007, we drew on our revolving credit facility to fund the maturity of $300 million of our 5.9% notes. Our revolving credit facility provides for up to $900 million in revolving loans (which may be increased to up to $1.2 billion upon the satisfaction of certain conditions) and matures in March 2010. Interest accrues under our revolving credit facility based upon LIBOR, prime or other bank provided rates in existence at the time of each borrowing under the facility plus, in the case of borrowings based on LIBOR, an applicable margin which ranges from 0.36% to 0.75%. As of December 31, 2006, we had $129.0 million outstanding under our credit facility.

CAPITALIZATION

The following table sets forth our actual historical consolidated capitalization as of December 31, 2006 and as adjusted to give effect to the completion of this offering of senior notes and the application of the estimated net proceeds (before expenses) from this offering as described in “Use of Proceeds,” as well as the maturity of $300 million of our Senior Notes due 2007 on January 15, 2007. You should read this table in conjunction with our Consolidated Financial Statements and accompanying notes and with “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, each incorporated by reference in this prospectus supplement and the accompanying prospectus. Except as described below, no material change has occurred in our total capitalization since December 31, 2006.

	December 31, 2006
	Historical	As Adjusted
	(in millions)

Total long-term debt
Senior notes offered hereby	$-	$300.0
Senior notes due 2007	300.0	-
Senior notes due 2009	298.1	298.1
Senior notes due 2013	347.0	347.0
Senior notes due 2014	198.6	198.6
Credit Facility due 2010	129.0	129.0
Capital and reserves
Share Capital(1)	83.2	83.2
Share Premium	205.1	205.1
Shares held by employee trusts	(601.7)	(601.7)
Exchangeable shares	377.4	377.4
Retained Earnings	1,054.9	1,054.9
Other reserves	3,151.2	3,151.2

Total capitalization	$5,542.8	$5,542.8

(1)     A total of 1,050.0 million shares were authorized and 851.7 million shares, including exchangeable shares that may be exchanged by the holders for ordinary shares on a share-for-share basis, were issued and outstanding as of December 31, 2006. The shares shown exclude 101.5 million shares reserved for issuance under outstanding share-based award programs and convertible securities.

DESCRIPTION OF THE NOTES

 We will issue the notes under a base indenture among us, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., and INVESCO North American Holdings, Inc., as guarantors, and The Bank of New York Trust Company, N.A., as trustee, and a supplemental indenture among us, the guarantors and the trustee. Throughout this summary we refer to both the base indenture and the supplemental indenture together as the indenture. The trustee’s main role is to enforce your rights against us if we default. We describe some limitations on the extent to which the trustee acts on your behalf in the information under the caption “—Events of Default” if an event of default occurs. The trustee will also act as our registrar, paying agent and authenticating agent in New York, and perform administrative duties for us, such as sending out interest payments and notices under the indenture.

 The following description of the provisions of the indenture is a summary only. The summary is not complete. More specific terms as well as the definitions of terms can be found in the indenture and the Trust Indenture Act of 1939. You can obtain a copy of the indenture by following the directions under the caption “Where You Can Find More Information” on page S-42 of this prospectus supplement.

General

 The amount of notes we can issue under the indenture is unlimited. We will issue the notes in an initial aggregate principal amount of $300 million. The notes will be issued as a series of debt securities under the indenture filed as an exhibit to the registration statement of which this prospectus supplement forms a part. The indenture does not limit the amount of other debt that we may incur. We may, from time to time, without the consent of the holders of the notes, issue other debt securities under the indenture in addition to the $300 million aggregate principal amount of the notes. We may also, from time to time, without the consent of the holders of the notes, issue additional debt securities under the indenture having the same ranking, redemption rights, interest rate, maturity date and other terms as the notes. Any additional debt securities having those similar terms, together with the notes, will constitute a single series of debt securities under the indenture.

 Principal of and interest on the notes will be payable, and the notes will be transferable, at an office or agency of ours maintained for that purpose in the Borough of Manhattan, the City of New York, New York and, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg. The trustee will initially be our registrar and paying agent in New York, New York. We have appointed Banque Générale du Luxembourg S.A. as paying agent and transfer agent in Luxembourg with respect to the notes. So long as the notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange so require, we will maintain a paying agent and transfer agent in Luxembourg with respect to the notes, and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. We may at any time designate additional paying agents, rescind the designations or approve a change in the offices where they act.

 We may at any time change the stock exchange on which the notes are listed if it is in our best interests to do so, provided that the notes are at all times listed on a “recognized stock exchange” (within the meaning of Section 1005 of the Income Tax Act 2007).

 The notes will be issued without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such transfer or exchange of notes.

 The indenture does not prevent us from purchasing notes trading on the Luxembourg Stock Exchange. In the event we purchase notes, such notes will be disregarded for certain voting purposes consistent with the terms of the indenture.

Maturity, Interest and Principal Payments

 The notes will mature on April   , 2012. Interest will accrue from the issue date of the notes at a rate equal to     % per year. We will pay interest on the notes on April    and October    of each year, beginning on October   , 2007.

If any interest payment date, date of redemption or the maturity date of the senior notes is not a business day, then payment of principal and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. Interest will be computed on the basis of a 360-day year of twelve 30-day months. “Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York or London, England are authorized or obligated by law or executive order to close.

Ranking

 The notes will not be secured by any of our property or assets. The notes will be our senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness.

 The guarantees will not be secured by any of the property or assets of the guarantors. The guarantees will be senior unsecured obligations of the guarantors and will rank equally with all of their existing and future senior unsecured indebtedness.

 We and the guarantors had a total of approximately $1.3 billion of senior unsecured indebtedness outstanding at December 31, 2006.

 The notes will effectively rank junior to all indebtedness of our subsidiaries which are not guarantors. There were no material amounts of such indebtedness outstanding as of December 31, 2006.

Guarantees

 The guarantors of the notes will initially include A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., all of which are our wholly owned U.S. subsidiaries. Following completion of this offering, if any of our other subsidiaries guarantee our credit facilities as primary obligors, such subsidiaries will be required under the indenture to guarantee the notes, subject to applicable law.

 The guarantors will, jointly and severally, unconditionally and irrevocably guarantee the payment of all principal and interest on the notes. In general, the guarantees provide that if we fail to pay any principal of or interest on the notes when due and payable, the guarantors will, without any action by the trustee or any holder of the notes, pay the amount of principal and interest then due with respect to the notes. The guarantees will not require the holders of the notes to take any action or institute any proceeding against us in order to demand or receive payments under the guarantees. Although upon making any such payment the guarantors will be subrogated to the rights of the holders of the notes against us for any payment of interest and principal we fail to make, the guarantors will not be entitled to make a claim against us with respect to those rights until the notes have been paid in full.

Optional Redemption

 We may redeem some or all of the notes at any time. If we choose to redeem any notes prior to maturity, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•	100% of the principal amount of the notes to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable treasury rate plus basis points.

 If we choose to redeem any notes, we will mail a notice of redemption to holders of such notes not less than 30 nor more than 60 days before the redemption date. In addition, so long as the notes to be redeemed are listed on the Luxembourg Stock Exchange, we will give notice to the Luxembourg Stock Exchange and publish notice in a leading newspaper having general circulation in Luxembourg. If we are redeeming less than all of the notes, the trustee will select the particular notes to be redeemed by lot or pro rata or by another method the trustee deems fair and appropriate in its sole discretion. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

 For purposes of calculating the redemption price in connection with the redemption of the notes on any redemption date, the following terms have the meanings set forth below:

 “Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield-to-maturity or interpolated (on a day count basis) of the comparable treasury issue (computed as of the third business day immediately preceding the redemption), assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

 “Comparable treasury issue” means the United States Treasury security selected by the independent investment bank treasury dealer as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financing practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

 “Comparable treasury price” means (1) the average of three reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the trustee obtains fewer than three such reference treasury dealer quotations, the average of all such quotations.

 “Independent investment bank” means one of the reference treasury dealers appointed by the trustee after consultation with us.

 “Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

 “Reference treasury dealer” means each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a “Primary Treasury Dealer”), the trustee shall select another Primary Treasury Dealer acceptable to us.

 All determinations made by any reference treasury dealer with respect to determining the redemption price will be final and binding absent manifest error.

Payment of Additional Amounts

 We will make all payments of principal and interest on the notes without withholding or deducting any present or future taxes, duties, assessments or governmental charges of any kind imposed or levied by or on behalf of the U.K. or any political subdivision or any taxing authority therein, unless we are otherwise required to do so. In the event of:

•	a change in applicable tax law, or

•	our failure to list or maintain a listing of the notes on a “recognized stock exchange” (within the meaning of Section 1005 of the Income Tax Act 2007),

the effect of which, in either case, is to require us to withhold or deduct from any payment on the notes any amount for U.K. withholding taxes that we would not otherwise have been required to withhold or deduct, we must pay such additional amounts on the notes that result (after deduction or withholding of such U.K. withholding taxes, including any deduction or withholding of such U.K. withholding taxes with respect to such additional amounts) in the payment to each holder of a note of the amounts that would have been payable in respect of such note had no such withholding or deduction been required. Our obligation to pay additional amounts will not apply to:

•	any tax, duty, assessment or governmental charge imposed solely because:

(1)	the holder or beneficial owner of a note is or was a resident, domiciliary or national of the U.K. or is or was engaged in a trade or business that has or had a permanent establishment in the U.K.;

(2)	a note is presented for payment in the U.K., unless such note could not have been presented elsewhere; or

(3)	a note is presented for payment more than 30 days after the date on which the payment in respect of such note became due and payable or provided for, whichever is later, except to the extent that the holder of such note would have been entitled to such additional amounts if such holder had presented such note for payment on any day within such 30-day period;

•	any estate, inheritance, gift, sales, transfer, personal property or similar tax, duty, assessment or governmental charge;

•	any tax, duty, assessment or other governmental charge imposed or withheld because the holder or beneficial owner failed to comply or delayed in complying with our request to provide information concerning the identity, nationality, residence or place of establishment of the holder or beneficial owner or to make any declaration or similar claim or satisfy any information or reporting requirements;

•	any tax, duty, assessment or other governmental charge resulting from a listing failure with respect to any note issued in the form of a definitive registered note pursuant to the terms of the indenture; or

•	any combination of the items listed in the preceding four bullets,

nor shall additional amounts be paid with respect to any payment of principal or interest on any note to any holder who is a fiduciary or partnership other than the beneficial owner of such note to the extent such payment would be required by the laws of the U.K. (or any political subdivision or relevant taxing authority of or in the U.K.) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or partner of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the direct holder of the note.

 Whenever we refer to the payment of principal of or interest on any note or the net proceeds received on the sale or exchange of any note, such reference includes the payment of additional amounts provided for in the indenture to the extent that, in such context, additional amounts are, were, or would be payable pursuant to the indenture.

Redemption for Tax Reasons

 If, as the result of:

•	any change in or amendment to the laws, regulations or published tax rulings of the U.K. or of any political subdivision or taxing authority of or in the U.K., or any change in or amendment to the official or unofficial administration, application or interpretation of such laws, regulations or published tax rulings, which change or amendment is announced, becomes effective on or after the date of the supplemental indenture or board resolution establishing the notes, or which we are notified of on or after the date of such supplemental indenture or board resolution, or

•	a listing failure, provided that we have used reasonable best efforts to list and maintain a listing of the relevant notes on a “recognized stock exchange” (within the meaning of Section 1005 of the Income Tax Act 2007), we determine that we must pay any additional amounts on the notes, then we may, at our option, redeem all, but not less than all, of any such notes, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and any additional amounts to, but excluding, the redemption date.

 If we choose to redeem the notes, we will mail a notice of redemption to the holders of the notes not less than 30 nor more than 60 days before the redemption date. In addition, so long as the notes to be redeemed are listed on the Luxembourg Stock Exchange, we will give notice to the Luxembourg Stock Exchange and publish notice in a leading newspaper having general circulation in Luxembourg. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Merger, Consolidation and Sale of Assets

 Under the indenture, we and the guarantors may not consolidate with or merge into, or transfer or lease substantially all of our assets to any entity, unless:

•	in our case, the surviving entity (if other than us) or the entity that acquires or leases substantially all of our assets expressly assumes our obligations on the notes under the indenture;

•	in the case of a guarantor, the surviving entity (if other than the guarantor) or the entity that acquires or leases substantially all of the assets of the guarantor expressly assumes the obligations of the guarantor under its guarantees and the indenture;

•	if the surviving entity (if other than us or the guarantor, as the case may be) is not incorporated or organized under the laws of the U.K. or the United States, we deliver certain opinions and take certain other actions required by the indenture; and

•	after giving effect to such transaction, no event of default exists.

Events of Default

 Under the indenture, the term “event of default” means any of the following:

•	we do not pay interest or any additional amounts payable, if any, on the notes when due, and such default continues for 30 days;

•	we do not pay principal on the notes when due;

•	we or the guarantors do not perform any of our other covenants in the indenture, (except such covenants or agreements included in the indenture solely for the benefit of a series of securities other than the notes) and such default continues for 60 days after we receive written notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any guarantor, provided that, with respect to any guarantor, such event of bankruptcy, insolvency or reorganization has a material adverse effect on us and our subsidiaries, taken as a whole.

 If an event of default, other than bankruptcy, insolvency or reorganization, occurs, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all of the notes to be immediately due and payable. However, at any time after such a declaration has been made, the holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind and annul the acceleration. If a bankruptcy, insolvency or reorganization event of default occurs, the principal amount of the outstanding notes will automatically become immediately due and payable without any action on the part of the trustee or any holder. For information as to waiver of defaults, see “—Modification and Waiver” below.

 Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee, which is called an indemnity. If reasonable indemnity is provided, the holders of a majority of the principal amount of the outstanding notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to the notes. These majority holders may also direct the trustee in performing any other action under the indenture.

 We must furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in such performance.

Defeasance and Covenant Defeasance

 The indenture provides that we may, at our option:

•	be discharged from our payment and certain other obligations in respect of the notes, or

•	be discharged from our obligation to comply with certain restrictive covenants of the indenture and the related events of default,

in each case if we deposit with the trustee money in U.S. dollars or U.S. government obligations that will generate cash sufficient to pay the principal of and interest on the notes on their due date and certain other conditions under the indenture are satisfied.

 In the case of discharge pursuant to the first bullet above, we must deliver to the trustee an opinion of counsel to the effect, among other things, that:

(1)	the holders of the notes will not recognize income, gain or loss, for U.S. federal income tax purposes as a result of the exercise of the option under the first bullet above and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, and

(2)	either we have received from, or there has been published by the U.S. Internal Revenue Service, a ruling to that effect, or since the date of the indenture, there has been a change in the applicable U.S. federal income tax law.

 In the case of an election under the second bullet above, we must deliver to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the option under the second bullet above and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same time as would have been the case if such option had not been exercised.

Satisfaction and Discharge

 The indenture will cease to be of further effect as to all outstanding notes, except with respect to rights of registration of transfer or exchange, when:

•	either:

(1)	all of the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation, or

(2)	all of the notes not delivered to the trustee for cancellation have become due and payable or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and we deposit with the trustee funds in trust in an amount sufficient to pay the principal, interest and any additional amounts when due;

•	we have paid all other sums payable under the indenture by us in respect of the outstanding notes; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel satisfactory to the trustee, each stating that the foregoing conditions have been complied with.

Modification and Waiver

 From time to time, we, the guarantors and the trustee may, without the consent of the holders, amend, waive or supplement the indenture in limited circumstances such as curing ambiguities, defects or inconsistencies, changes that comply with rules or regulations of any securities exchange or automated quotation system on which the notes may be listed or traded and other changes that do not adversely affect the holders in any material respect. We, the guarantors and the trustee may make other amendments, waivers or supplements to the indenture with the consent of the holders of a majority in principal amount of the outstanding notes; provided that such amendment, waiver or supplement may not, without the consent of the holder of each outstanding note affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of, or interest on, the notes;

•	reduce the principal amount of, or the rate of interest on, any note or change our obligation to pay additional amounts except as contemplated by the indenture;

•	change the place or currency of payment of principal of or interest on the notes;

•	impair the right to institute suit to enforce any payment on or with respect to the notes;

•	reduce the percentage in principal amount of outstanding notes that is required to modify or amend the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	release a guarantor from its guarantee except in accordance with the terms of the indenture.

 Any change or elimination of any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of securities (other than the notes), or which modifies the rights of the holders of securities of any such series with respect to such covenant or other provision, shall be deemed not to affect the rights of the holders of the notes.

 The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive our compliance with certain covenants of the indenture as well as waive any past default under the indenture, except a default in the payment of the principal of or interest on any note or in respect of a provision of the indenture that may not be amended, waived or supplemented without the consent of each holder of outstanding notes.

Notices

 So long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, we will publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if such publication is not practicable, in another leading daily newspaper with general circulation in Europe. Any publication notice will be deemed to have been given on the first date on which publication is made. So long as the notes are listed on the Luxembourg Stock Exchange, we will provide a copy of all notices with respect to the notes to the Luxembourg Stock Exchange.

Governing Law and Service of Process

 The indenture and the notes are governed by the laws of the State of New York. We have appointed CT Corporation System as our authorized agent upon whom process may be served in any action or proceeding arising out of or based upon the indenture or the notes which may be instituted in any federal or state court having subject matter jurisdiction in the City of New York, New York. We have irrevocably submitted to the jurisdiction of such courts in any such action or proceeding.

Book-Entry System; Delivery and Form

 The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as the DTC, and registered in the name of Cede & Co., DTC’s nominee. We will not issue notes in certificated form. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through either DTC in the United States, or Clearstream Banking, S.A. or Euroclear Bank S.A./N.V., as operator of the Euroclear System in Europe, referred to as Clearstream and Euroclear, if they are participants of those systems, or, indirectly, through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositories, which in turn will hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC. Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the global securities may be transferred, in whole but not in part, only to another nominee of DTC or to a successor to DTC or its nominee.

 DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants, which we refer to as direct participants, deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system also is available to others, such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. We refer to those entities as indirect participants.

 Purchases of notes under the DTC system must be made by or through direct participants, who receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note, who we refer to as a beneficial owner, is in turn recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes will be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

 To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or another DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

 Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

 Redemption notices will be sent to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the notes to be redeemed.

 Neither DTC, Cede & Co. nor any other DTC nominee will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts notes are credited on the record date.

 Redemption proceeds, distributions and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the exchange agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name, and will be the responsibility of such participant and not of DTC or its nominee, us, the trustee or the exchange agent, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the exchange agent. Disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

 DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us or the exchange agent. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the affected notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository with respect to the notes. In that event, certificates representing the notes will be printed and delivered. In the event that individual certificates are issued, holders of the notes will be able to receive payments, including principal and interest on the notes, and effect transfer of the notes at the offices of our paying and transfer agent in Luxembourg.

 Like DTC, Euroclear and Clearstream hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream participant, either directly or indirectly.

 Distributions with respect to notes held beneficially through Euroclear or Clearstream will be credited to the cash accounts of participants in Euroclear or Clearstream, as the case may be, in accordance with their respective procedures, to the extent received by the common depositary for Euroclear or Clearstream.

 The information in this section concerning DTC, Euroclear and Clearstream have been obtained from sources that we believe to be reliable, but neither we nor the trustee take any responsibility for the accuracy of the information.

Global Clearance and Settlement Procedures

 Initial settlement for the notes will be made in immediately available funds. Secondary market trading between participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

 Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depository; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositories. Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following DTC settlement in DTC.

 Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

CERTAIN TAX CONSEQUENCES

United States Tax Consequences

To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this prospectus supplement or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a general discussion of the material U.S. federal income tax consequences associated with this offering and the ownership and disposition of the notes offered and sold pursuant to this prospectus supplement. Except where noted, this discussion addresses only those holders who hold the notes as capital assets and does not address special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, governmental entities, insurance companies, persons liable for alternative minimum tax, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, as the case may be, and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. The following summary does not address U.S. state or local tax consequences or other U.S. federal tax consequences, such as estate and gift taxes.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect as of the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect. This discussion does not address tax consequences of the purchase, ownership, or disposition of the notes to holders of the notes other than those holders who acquired their notes in this offering at the offering price. If a partnership holds the notes, the tax treatment of a partner of such partnership will generally depend upon the status of such partner and the activities of such partnership. Partners of partnerships that hold the notes pursuant to this offering should consult their own tax advisors.

U.S. Holders

The following discussion is limited to a holder of the notes that is a “U.S. holder.” As used in this prospectus supplement, the term U.S. holder means a holder of the notes that is a U.S. person for U.S. federal income tax purposes. A U.S. person for these purposes is:

•	an individual who is a citizen or resident of the United States,

•	a corporation created or organized in or under the law of the United States or of any political subdivision of the United States,

•	any estate the income of which is included in gross income for U.S. tax purposes regardless of its source, or

•	a trust, if

(1)	a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

(2)	the trust has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

Each U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder of this offering and the ownership and disposition of the notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Interest on the Notes

Stated interest payable on the notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time such interest is accrued or received, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. Such income will be treated as foreign source income for foreign tax credit purposes. Under the foreign tax credit rules, interest income will generally constitute “passive category income.” The calculation and availability of foreign tax credits involves the application of complex rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

Sale, Exchange and Retirement of Notes

Upon the sale, redemption, exchange, retirement, or other taxable disposition of the notes, a U.S. holder generally will recognize capital gain or loss equal to the amount realized by such holder (excluding any amount attributable to accrued but unpaid interest), less such holder’s adjusted tax basis in the notes. The deductibility of capital losses is subject to limitations.

In addition, an amount equal to any accrued but unpaid interest not previously included in income will be treated as ordinary interest income.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on the notes and to the proceeds of the sale of notes other than payments to certain exempt recipients, such as corporations. A backup withholding tax will apply to such payments if the U.S. holder is not otherwise exempt and fails to provide a taxpayer identification number on a Form W-9, furnishes an incorrect taxpayer identification number, fails to certify exempt status from backup withholding or receives notification from the Internal Revenue Service that the U.S. holder is subject to backup withholding as a result of a failure to report all interest or dividends.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

The following discussion is limited to a holder of notes that is a “non-U.S. holder.” The term non-U.S. holder means a holder of notes that for U.S. federal income tax purposes is not a U.S. person and includes:

•	a nonresident alien individual, or

•	a corporation, estate or trust that is not a U.S. holder.

Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder of this offering, the ownership and disposition of the notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Interest on the Notes

Stated interest payable on the notes that is derived by a non-U.S. holder will generally be exempt from U.S. federal income taxation, including withholding tax, unless such interest income is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such interest is also attributable to a U.S. permanent establishment of the non-U.S. holder). Each non-U.S. holder should consult its own tax advisor regarding the particular tax consequences to such holder.

Sale, Exchange and Retirement of Notes

Upon the sale, redemption, exchange, retirement or other taxable disposition of the notes, a non-U.S. holder will generally be exempt from U.S. federal income taxation unless any gain from such taxable disposition is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such gain is also attributable to a U.S. permanent establishment of the non-U.S. holder). If the gain is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such gain is also attributable to a U.S. permanent establishment of the non-U.S. holder), a non-U.S. holder would recognize and be subject to U.S. federal income tax on the capital gain equal to the difference between the amount realized by such holder (excluding any amount attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the notes. The amount equal to any accrued but unpaid interest will generally be exempt from U.S. federal income taxation, including withholding tax, unless such interest income is effectively connected with the conduct of a trade or business in the U.S. (or if a tax treaty applies, such interest is also attributable to a U.S. permanent establishment of the non-U.S. holder). In addition, even if capital gain arising from the sale, redemption, exchange, retirement or other taxable disposition of the notes is not effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder that is an individual may be subject to U.S. federal income tax on the gain if the non-U.S. holder is present in the United States for 183 days or more during the taxable year in which such sale, redemption, exchange, retirement or other taxable disposition occurs (if certain conditions are met). Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder.

Backup Withholding and Information Reporting

Payment of interest on the notes or payment of the proceeds of a sale, redemption, exchange, retirement or other taxable disposition of the notes will generally be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies to a U.S. custodian, nominee or paying agent that it is not a U.S. person or that it is eligible for another exemption.

Applicable certification requirements can be satisfied by a non-U.S. holder upon the appropriate filing of:

•	IRS Form W-8BEN, stating under penalties of perjury that such non-U.S. holder of the notes is not a U.S. person and providing such non-U.S. holder’s name and address;

•	IRS Form W-8ECI, stating under penalties of perjury that such non-U.S. holder of the notes is not a U.S. Person and that the income derived from the notes is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•	IRS Form W-8IMY, stating under penalties of perjury that such non-U.S. holder of the notes is holding the notes on behalf of non-U.S. beneficial owners and attaching IRS Form W-8BENs and W-8ECIs of such beneficial owners (unless such non-U.S. holder is a Qualified Intermediary);

provided that, in either case, the applicable form is delivered pursuant to applicable procedures and is promptly transmitted to the U.S. paying/withholding agent.

United Kingdom Tax Consequences

The following summary describes certain U.K. tax consequences of the ownership of the notes as of the date hereof but does not purport to be comprehensive. It relates only to the position of persons who are the absolute beneficial owners of their notes and may not apply to special situations, such as those of dealers in securities or certain professional investors. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. H. M. Revenue and Customs practice as of the date hereof, and such provisions may be repealed, revoked or modified or such practice may change (in either case possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Interest on the Notes

The notes will constitute “quoted Eurobonds” for the purposes of section 882 of the Income Tax Act 2007, to which we refer as the ITA, for as long as they are, and continue to be, listed on a “recognised stock exchange” within the meaning of section 1005 of the ITA. The Luxembourg Stock Exchange is currently recognized for these purposes. Accordingly, so long as the notes are listed on the Luxembourg Stock Exchange, payments of interest on the notes may be made without withholding or deduction on account of U.K. income tax.

If, for whatever reason, the notes cease to constitute “quoted Eurobonds,” payments of interest on the notes will be made subject to the deduction of an amount representing U.K. income tax at the lower rate, currently 20%, subject to any direction to the contrary from H. M. Revenue and Customs in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty or, unless the holder of the notes is:

•	subject to U.K. corporation tax in respect of that interest; or

•	otherwise entitled to receive interest without withholding tax pursuant to Chapter 11 of Part 15 of the ITA.

In its current form, the tax treaty between the United Kingdom and the United States provides for a zero rate of withholding on interest for those holders that are eligible for the benefits of such treaty.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person who is an individual may be required to provide certain information to H. M. Revenue and Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

Interest on the notes will constitute U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding or deduction. However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be subject to U.K. tax in the hands of a holder of a note who is not resident for tax purposes in the United Kingdom unless that holder carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency, or for holders who are companies, carries on a trade or vocation through a U.K. permanent establishment, in connection with which the interest is received or to which the note is attributable, in which case tax may be levied on the United Kingdom branch or agency or permanent establishment. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

If interest were paid under deduction of United Kingdom income tax (for example, if the notes lost their listing), holders of notes who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

Holders of notes should be aware that the provisions relating to additional amounts, referred to in “Description of Notes — Payment of Additional Amounts” above, would not apply as a consequence of H. M. Revenue and Customs seeking to assess directly the person entitled to the relevant interest to United Kingdom tax (which the H.M. Revenue and Customs Revenue may not do to a holder not resident in the United Kingdom who does not carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment). However exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

European Union Savings Directive

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires Member States to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual or to certain other persons in another Member State, except that Austria, Belgium and Luxembourg may instead impose a withholding system for a transitional period unless during such period they elect otherwise. A number of third countries and territories have adopted similar measures to the EU Directive.

Sale or Disposition (Including Redemption)

For U.K. tax purposes, a sale or other disposition of a note will generally not give rise to a U.K. tax charge unless such sale or other disposition is made by a holder who in the relevant period is resident or ordinarily resident for U.K. tax purposes in the United Kingdom or carries on a trade, profession or vocation in the U.K. through a branch or agency to which the note is attributable.

Investors in the notes should be aware that the above paragraph would apply to corporate holders of notes as if the expression “branch or agency” were replaced by the expression “permanent establishment.”

Corporate Noteholders

Noteholders subject to United Kingdom corporation tax (including non-resident noteholders whose notes are used, held or acquired for the purposes of a trade or vocation carried on in the United Kingdom through a permanent establishment) will be subject to tax as income on all profits and gains from the notes broadly in accordance with their statutory accounting treatment, so long as the accounting treatment is in accordance with generally accepted accounting practice as that term is defined for tax purposes. Such noteholders will generally be charged in each accounting period by reference to interest and other amounts which, in accordance with generally accepted accounting practice are recognized in determining the noteholder’s profit or loss for that period. Fluctuations in value relating to foreign exchange gains and losses in respect of the notes will be brought into account as income.

Other Noteholders

Taxation of Chargeable Gains

A disposal of a note by a noteholder resident, or ordinarily resident for tax purposes, in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the note is attributable may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains. In calculating any gain or loss on disposal of a note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the note.

Any accrued interest at the date of disposal will be taxed under Part 12 Chapter 1 of the ITA.

Accrued Income Scheme

A transfer of a note by a holder resident, or ordinarily resident for tax purposes, in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the note is attributable may give rise to a charge to tax on income in respect of an amount representing interest on the note which has accrued since the preceding interest payment date.

Defeasance and Covenant Defeasance

This summary does not address the tax consequences for Holders of any defeasance or covenant defeasance carried out by AMVESCAP pursuant to the indenture.

Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty or stamp duty reserve tax should not be payable on the issue or the transfer of the notes.

Luxembourg Tax Consequences

European Union Savings Directive

Under the terms of the European Union Council Directive 2003/48, payments of interest where the beneficial owner of that interest is an individual, or certain other types of person, resident in a Member State of the European Union can be subject to a withholding tax where certain circumstances apply. One of these circumstances is where interest is paid by a paying agent who is resident in Luxembourg, unless the beneficial owner of the interest has either authorized the paying agent to report certain information to the Luxembourg tax authorities or the beneficial owner has provided the paying agent with a certificate from the tax authorities of the Member State in which it is resident containing certain specified information. Accordingly, payments of interest on the notes by Banque Générale du Luxembourg S.A. where the beneficial owner of the interest is an individual, or certain other types of person, resident in a Member State of the European Union other than Luxembourg may be subject to withholding tax imposed by Luxembourg or may have to comply with additional reporting and/or certification requirements. All other investors receiving payments of interest from or through Banque Générale du Luxembourg S.A. will need to satisfy the Banque that the provisions of the directive do not apply to payments of interest made to them. U.S. investors will receive payments of interest through The Bank of New York, as paying agent, and therefore will not be subject to the foregoing requirement. Investors who are resident in a Member State of the European Union other than Luxembourg and that receive payments of interest through The Bank of New York, as paying agent, should also not be subject to the foregoing requirement. Depending on the conclusion by the EU of certain agreements relating to information exchange with certain other countries, Luxembourg may in the future need to abandon the withholding tax system and need to apply the exchange of information regime to all payments of interest.

General European Union Tax Consequences

European Union Savings Directive

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires Member States to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual or to certain other persons in another Member State, except that Austria, Belgium and Luxembourg may instead impose a withholding system for a transitional period unless during such period they elect otherwise. A number of third countries and territories have adopted similar measures to the EU Directive.

UNDERWRITING

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriters have severally agreed to purchase, and we have agreed to sell them, severally, the respective principal amount of senior notes set forth opposite their names below:

Principal
Underwriter	Amount

Citigroup Global Markets Inc.	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Banc of America Securities LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Total	$

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the senior notes are subject to the approval of certain legal matters by their counsel and to certain other conditions related to us, including that there has been no material adverse change in our financial condition or in the financial markets. The underwriters are obligated to take and pay for all of the senior notes if any senior notes are purchased.

The underwriters initially propose to offer the senior notes to the public at the public offering price set forth on the cover page hereof plus accrued interest, if any, and to dealers at that price less a concession not in excess of     % of the principal amount of the senior notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of senior notes to other dealers. After the initial offering of the senior notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We and our subsidiaries that will guarantee the senior notes have agreed that, for a period of           days from the date of this prospectus supplement, we and such subsidiaries will not, without the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities other than the senior notes issued or guaranteed by us or such subsidiaries.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

Purchasers of the senior notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

We estimate that our portion of the total expenses of this offering will be approximately $     .

The underwriters have advised us that they currently intend to make a market in the senior notes. However, they are not obligated to do so and they may discontinue any market-making activities at any time without notice. In addition, such market-making activities will be subject to the limits imposed by the Securities Act and the Exchange Act.

The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

Unless otherwise stated in the prospectus supplement or the prospectus, no action has been taken by us that would permit a public offering of the senior notes or possession or distribution of the prospectus supplement or the prospectus or any other offering material in any jurisdiction where action for that purpose is required. Accordingly, each underwriter has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells senior notes or possesses or distributes the prospectus supplement or the prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of senior notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and we shall have no responsibility therefor.

The underwriters and their affiliates have engaged, and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. In addition, affiliates of Citigroup Global Markets Inc., Bank of America Securities LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are participants in our $900 million revolving credit facility and may receive proceeds from the offering of the senior notes pursuant to any repayments under this credit facility, as described in “Use of Proceeds.”

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus supplement or the accompanying prospectus (the “Securities”), each Underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of the Securities which are the subject of the offering contemplated by this prospectus supplement or the accompanying prospectus to the public in that Relevant Member State other than:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Joint Book-Running Managers for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the Securities shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA Member State selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each Underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 (the “FSMA”) does not apply to the issuer or the guarantors; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the senior notes that has been approved by the Autorité des marchés financiers (“AMF”) or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the AMF. Each of the underwriters and the issuer has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, the senior notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the prospectus supplement, the accompanying prospectus or any other offering material relating to the senior notes, and that such offers, sales and distributions have been and will only be made in France to qualified investors (investisseurs qualifiés) and/or a restricted circle of investors, in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D. 411-1, D.411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any senior notes so acquired may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

ENFORCEABILITY OF LIABILITIES

AMVESCAP PLC is a company incorporated under the laws of England and Wales. Certain of our directors and officers and certain experts named in this prospectus supplement are residents of England, and all or a substantial portion of their assets are located outside the United States. As a result, you may not be able to effect service of legal process upon those directors, officers, and experts who are not residents of the United States or enforce against them judgments of courts of the United States predicated upon civil liability provisions of the federal or state securities laws of the United States. Our English solicitors, Linklaters, have advised us that there is doubt as to the enforceability in England, in original actions or in actions for the enforcement of judgments of United States courts, of certain liabilities predicated upon such securities laws.

LEGAL MATTERS

Certain matters relating to the notes will be passed upon for us by Alston & Bird LLP, our United States counsel. Certain matters of English law will be passed upon for us by Linklaters, our English counsel. Certain matters relating to the notes will be passed upon for underwriters by Cleary Gottlieb Steen & Hamilton LLP. Alston & Bird LLP will rely as to certain matters of English law upon the opinion of Linklaters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our annual report on Form 20-F as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus supplement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file reports and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

We are “incorporating by reference” into this prospectus supplement certain documents we file with the SEC, which means that we can disclose important information to you by referring you to these documents. The information in the documents incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference our annual report on Form 20-F for the fiscal year ended December 31, 2006, as well as any future annual reports on Form 20-F and reports on Form 6-K (if specifically incorporated by reference in such Form 6-Ks) we may file with or furnish to the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act until we sell all the securities offered by this prospectus supplement.

Information contained in this prospectus supplement updates, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus supplement will automatically update and supersede information in this prospectus supplement or in earlier-dated documents incorporated by reference.

We will provide a copy of the documents we incorporate by reference (including any exhibits specifically incorporated by reference in such documents), at no cost, to any person who receives this prospectus supplement. We will provide upon written or oral request a copy of the documents we incorporate by reference. To request a copy of any or all of these documents, you should write or telephone us at: 1360 Peachtree Street, N.E., Atlanta, Georgia 30309 (facsimile: 404-962-8156; telephone: 404-479-1095), Attention: Investor Relations.

Prospectus

Debt Securities
Guarantees of Debt Securities

The securities listed above may be offered and sold by us. We will provide the specific terms of these securities including the price and amount of securities to be offered in prospectus supplements. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Investing in these securities involves certain risks. You should refer to the “Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference herein, and carefully consider that information before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2007.

Important Information About this Prospectus	1
The Company	2
Use of Proceeds	2
Ratio of Earnings to Fixed Charges	2
Validity of Securities	2
Enforceability of Liabilities	2
Experts	3
Where You Can Find More Information	3

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities listed in this prospectus in one or more offerings. No person is authorized to give any information or represent anything not contained in this prospectus or any prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement or information incorporated by reference herein or therein, is current as of any date other than the date of such information. Our business, financial condition, results of operations and prospects may have changed since that date.

Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. The prospectus supplement may also add, update or change information contained in this prospectus. We urge you to read this prospectus, any accompanying prospectus supplement and other offering material together with the additional information described under the heading “Where You Can Find More Information.”

The terms “we,” “our,” “ours” and “us” refer to AMVESCAP PLC and our consolidated subsidiaries.

1

THE COMPANY

AMVESCAP provides retail, institutional and high-net-worth clients with a distinctive array of investment management capabilities through a variety of brands across the globe. AMVESCAP’s sole business is asset management. At December 31, 2006, AMVESCAP managed $462.6 billion in assets under management (AUM) around the world under the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands.

The key drivers of success for AMVESCAP are long-term investment performance and client service, delivered across a diverse spectrum of products, distribution channels, geographic areas and market exposures. By achieving success in these areas, we seek to generate positive net flows and increased AUM. We are affected significantly by market movements, which are beyond our control; however, we endeavor to mitigate the impact of market movement by offering broad product diversification. We measure relative investment performance by comparing our products to competing products and industry benchmarks. Generally, distributors, investment advisors and consultants heavily weigh longer-term performance (e.g. three-year and five-year performance) in selecting the products they recommend to their customers, although shorter term performance may be an important consideration. Third-party ratings can also have an influence on client investment decisions. Quality of client service is monitored in a variety of ways, including periodic client satisfaction surveys, analysis of response times and redemption rates, competitive benchmarking of services and obtaining feedback from investment consultants.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,
	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges	8.73	4.48	1.38	1.58	2.48

These ratios include AMVESCAP and its subsidiaries. For purposes of computing the ratio of earnings to fixed charges, earnings consist of profit before taxation plus fixed charges. Fixed charges consist of interest costs and an estimate of the interest cost within rental expense. The financial information presented above for each of the years in the three-year period ended December 31, 2006 is based on financial statements prepared in accordance with International Financial Reporting Standards, or IFRS. The financial information presented above for each of the years in the two-year period ended December 31, 2003, is based on financial statements prepared in accordance with generally accepted accounting practices in the United Kingdom, which differ in material respects from IFRS.

VALIDITY OF THE SECURITIES

Alston & Bird LLP will pass upon the validity of any securities we offer by this prospectus and any prospectus supplement. Certain matters of English law will be passed upon by Linklaters, our English counsel. If the validity of any securities is also passed upon by counsel for underwriters participating in an offering of securities offered by this prospectus and any prospectus supplement, the underwriters’ counsel will be named in the applicable prospectus supplement.

ENFORCEABILITY OF LIABILITIES

AMVESCAP PLC is a company incorporated under the laws of England and Wales. Certain of our directors and officers and certain experts named in this prospectus are residents of England, and all or a substantial portion of their assets are located outside the United States. As a result, you may not be able to effect service of legal process upon those directors, officers, and experts who are not residents of the United

2

States or enforce against them judgments of courts of the United States predicated upon civil liability provisions of the federal or state securities laws of the United States. Our English solicitors, Linklaters, have advised us that there is doubt as to the enforceability in England, in original actions or in actions for the enforcement of judgments of United States courts, of certain liabilities predicated upon such securities laws.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our annual report on Form 20-F as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

We are “incorporating by reference” into this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to these documents. The information in the documents incorporated by reference is considered to be part of this prospectus. We incorporate by reference our annual report on Form 20-F for the fiscal year ended December 31, 2006, as well as any future annual reports on Form 20-F, and reports on Form 6-K (only if we specifically indicate in a particular Form 6-K that such Form 6-K is to be incorporated by reference into this prospectus) we may file with or furnish to the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act, until such time as we sell all the securities offered by this prospectus.

Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.

We will provide a copy of the documents we incorporate by reference (including any exhibits specifically incorporated by reference in such documents), at no cost, to any person who receives this prospectus. We will provide upon written or oral request a copy of the documents we incorporate by reference. To request a copy of any or all of these documents, you should write or telephone us at: 1360 Peachtree Street, N.E., Atlanta, Georgia 30309 (facsimile: 404-962-8156; telephone: 404-479-1095), Attention: Investor Relations.

3

$300,000,000

% Senior Notes Due 2012
Fully and Unconditionally Guaranteed
By Certain of Its Subsidiaries

PROSPECTUS SUPPLEMENT

          , 2007

Citigroup

Merrill Lynch & Co.

UBS Investment Bank

Banc of America Securities LLC

HSBC

JPMorgan

Wachovia Securities